                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                   _________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AD AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                            (AMENDMENT NO.  5  )/1/
                                          ----


                      Incara Pharmaceuticals Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  458 44M 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-(c)

     [x]  Rule 13d-1(d)


-----------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                                     Page 2 of 5


--------------------------------------------------------------------------------

  CUSIP NO. 458 44M 106

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      Interneuron Pharmaceuticals, Inc.               04-3047911
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          482,011
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          482,011
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      482,011
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 5.8% (Based on the number of shares of outstanding Common Stock of Incara Pharmaceuticals Corporation (the "Issuer") as set forth in the Issuer's Proxy Statement filed on February 9, 2001.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO
------------------------------------------------------------------------------
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                                                                     Page 3 of 5

Item 1(a).  Name of Issuer:

            Incara Pharmaceuticals Corporation
            ------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
            P.O. Box 14287, 3200 East Highway 54
            Cape Fear Building, Suite 300
            Research Triangle Park, NC 27709
            ------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            Interneuron Pharmaceuticals, Inc. ("IPI")
            ------------------------------------------------------------

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            One Ledgemont Centre, 99 Hayden Avenue, Lexington, MA 02421
            ------------------------------------------------------------

Item 2(c).  Citizenship:

            IPI is a Corporation organized under the laws of the State of Delaware
            ------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock, $.001 par value ("Shares")
            ------------------------------------------------------------

Item 2(e).  CUSIP Number:

            458 44M 106
            ------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Exchange
                    Act.
          (b) [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.
          (c) [ ]   Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.
          (d) [ ]   Investment company registered under Section 8 of the
                    Investment Company Act.
          (e) [ ]   An investment advisor in accordance with Rule 13d-
                    1(b)(1)(ii)(E);
          (f) [ ]   An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);
          (g) [ ]   A parent holding company or control person in accordance
                    with Rule 13d-(b)(1)(ii)G;
          (h) [ ]   A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;
          (i) [ ]   A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment
                    Company Act;
          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to rule 13d-1(c), check this box. [ ]

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

     IPI is the beneficial owner of 482,011 Shares
     ----------------------------------------------------

     (b)  Percent of class:

          The 482,011 Shares beneficially owned by IPI constitute approximately 5.8% of the Issuer's outstanding Common Stock

     (c)  (i)-(iv):

          Reference is made to Items 5-8 of the cover page
          -------------------------------------------------


     Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Instruction.  Dissolution of a group requires a response to this item.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Report on by the Parent Holding Company.

          Not Applicable


Item 8.   Identification and Classification of Members of the Group.

          Not Applicable


Item 9.   Notice of Dissolution of Group.

          Not Applicable


Item 10.  Certifications.

          Not Applicable
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                                                                     Page 5 of 5

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 14, 2001
                           --------------------------
                                     (Date)

                              INTERNEURON PHARMACEUTICALS, INC.

                              By: /s/ Glenn L. Cooper, M.D.
                              ------------------------------
                                      (Name/Title)



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

          Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).